UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

General Growth Properties, Inc

(Name of Issuer)

Common Stock $0.01 par value per share

(Title of Class of Securities)

370023103

(CUSIP Number)

Simon Thorpe, 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates. +971 2 4150000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abu Dhabi Investment Authority
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 133,377
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,063,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,197,331
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) OO2

1 Based on 911,180,341 shares of common stock of General Growth Properties, Inc. (the “Company”) outstanding as of November 1, 2013, as reported on the Company’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2013, and 6,342,880 shares of common stock of the Company underlying 5,549,326 warrants to purchase shares of common stock of the Company directly held by Revere Holdings Limited.

2 Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“Government”). ADIA is wholly owned and subject to supervision by the Government and has an independent legal identity with full capacity to act in fulfilling its statutory mandates and objectives.

CUSIP No. 370023103	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Revere Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Cayman, Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,063,954

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,063,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%3
14.	TYPE OF REPORTING PERSON (see instructions) CO

3 Based on 911,180,341 shares of common stock of the Company outstanding as of November 1, 2013, as reported on the Company’s Form 10-Q filed with the SEC on November 6, 2013, and 6,342,880 shares of common stock of the Company underlying 5,549,326 warrants to purchase shares of common stock of the Company directly held by Revere Holdings Limited.

CUSIP No. 370023103	Page 4 of 11 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of General Growth Properties, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is General Growth Properties, Inc., 110 N. Wacker Drive, Chicago, IL 60606.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by the Abu Dhabi Investment Authority (“ADIA”) and its wholly owned subsidiary Revere Holdings Limited (“Revere”) (collectively the “Reporting Persons”). The board of directors of ADIA does not involve itself in ADIA’s investment and operational decisions, for which the Managing Director of ADIA is responsible under law. The Investment Committee of ADIA assists the Managing Director with investment decisions. Schedule 1 hereto sets forth the names and other required information regarding the Managing Director and the members of the Investment Committee of ADIA (collectively, the “ADIA Scheduled Persons”). Schedule 2 hereto sets forth the names and other required information regarding the executive officers and the members of the board of directors of Revere (together with the ADIA Scheduled Persons, the “Scheduled Persons”).
(b)	The principal business address of ADIA is 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates. The principal business address of Revere is Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman KY1-1107, Cayman Islands.
(c)	ADIA was established in 1976 to invest funds on behalf of the Government of the Emirate of Abu Dhabi (the “Government”), to make available the necessary financial resources to secure and maintain the future welfare of the Emirate of Abu Dhabi. ADIA carries out its investment programme independently and without reference to the Government or other entities that also invest on the Government’s behalf. Revere is a wholly owned subsidiary of ADIA.

(d),(e) During the last five years, neither the Reporting Persons nor the Scheduled Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The funds used to purchase the shares of Common Stock reported herein came from the working capital of ADIA that has (i) been provided by the Government to ADIA with funds that are surplus to its budgetary requirements and other funding commitments or (ii) resulted from returns on other investments by ADIA. Revere’s funds are capital provided by its sole shareholder ADIA, as well as returns on its investments.

Item 4.  Purpose of Transaction.

On November 1, 2013, Brookfield Asset Management, Inc. (together with its affiliates, “Brookfield”) and certain entities controlled by Brookfield (the “Investment Vehicles”) entered into agreements providing for the distribution by Brookfield of shares of Common Stock and warrants to purchase shares of Common Stock (the “Warrants”) directly held by certain Investment Vehicles to holders of certain interests in such Investment Vehicles, including certain exchanges of shares of Common Stock for Warrants between Brookfield and such holders (collectively the “Consortium Liquidity Transactions”).

On November 1, 2013, Revere received an aggregate of 12,032,466 shares of Common Stock and Warrants to acquire 3,293,527 shares of Common Stock (collectively, the “Revere Liquidation Shares”) pursuant to the Consortium Liquidity Transactions. In addition, on November 1, 2013, an aggregate of 17,688,608 shares of Common Stock and Warrants to acquire 3,049,353 shares of Common Stock (collectively, with the Revere Liquidation Shares, the “Revere Shares”) received by certain Investment Vehicles pursuant to the Consortium Liquidity Transactions were sold by such Investment Vehicles to Revere for cash.

On October 31, 2013, in connection with the Consortium Liquidity Transactions, Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAMPIC US”) entered into an investment management agreement (the “Investment Management Agreement”) with Revere, pursuant to which BAMPIC US acts as the investment manager for the Revere Shares that were acquired on November 1, 2013. Pursuant to the Investment Management Agreement, BAMPIC US has the authority to vote shares of such Common Stock and (under certain circumstances) to exercise such Warrants. In addition, the Revere Investment Management Agreement provides that BAMPIC US will have a right of first offer in connection with any proposed sale, transfer, disposition or withdrawal by Revere of such shares of Common Stock or such Warrants. The summary contained herein of the Investment Management Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Management Agreement, a copy of which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

CUSIP No. 370023103	Page 5 of 11 Pages

Pursuant to the warrant agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and the Company (the “Warrant Agreement”), each Warrant initially entitled the holder to purchase one share of Common Stock at an initial exercise price of $10.75 per share, subject to adjustments as provided in the Warrant Agreement. The 5,549,326 Warrants reported herein currently entitle Revere to purchase 6,342,880 shares of Common Stock at an exercise price of $9.4061 per share. The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants continue to be subject to adjustments in connection with dividends and certain other events as provided in the Warrant Agreement. Each Warrant has a term of seven years from the date of issuance.

The summary contained herein of the Warrant Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is filed as Exhibit 3 hereto and which is incorporated herein by reference.

ADIA does not seek to manage or take an operational role in the companies in which it invests. In practice, it usually abstains from exercising its voting rights, except in certain circumstances to protect ADIA’s financial interests or to oppose motions that may be detrimental to shareholders as a body.

Other than as described above, the Reporting Persons currently do not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and/or may determine to acquire additional securities of the Company or dispose of additional securities of the Company.

Item 5.  Interest in Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) -(b) Except as provided below, the following disclosure assumes that there are a total of 917,523,221 shares of Common Stock outstanding, which is the sum of (i) 911,180,341 shares of Common Stock outstanding as of November 1, 2013, as reported on the Company’s Form 10-Q filed with the SEC on November 6, 2013, and (ii) 6,342,880 shares of Common Stock issuable to Revere upon exercise of the Warrants held by Revere.

As a result of the transactions described in Item 4, Revere acquired 29,721,074 shares of Common Stock and 5,549,326 Warrants representing the right to acquire 6,342,880 shares of Common Stock (collectively, the “Revere Shares”). Pursuant to Rule 13d-3 of the Act, Revere may be deemed to share dispositive power over and therefore beneficial ownership of the Revere Shares. ADIA, by reason of its ownership of Revere and pursuant to Rule 13d-3 of the Act, may also be deemed to share dispositive power over and therefore beneficial ownership of the Revere Shares. Each of the Reporting Persons expressly disclaims any voting power over the Revere Shares.

In addition, pursuant to Rule 13d-3 of the Act, ADIA may be deemed to have sole voting power over an aggregate of 133,377 shares of Common Stock that have been purchased for the account of ADIA by various external investment managers unaffiliated with Brookfield (collectively, the “Managed Shares”). Such investment managers have sole dispositive power over the Managed Shares. Each of the Reporting Persons expressly disclaims any dispositive power over the Managed Shares. Therefore ADIA has shared beneficial ownership of the Managed Shares, and, because Revere and ADIA may be deemed a “group” (within the meaning of Rule 13d-5(b) under the Act), Revere may also be deemed to have beneficial ownership of the Managed Shares. Revere expressly disclaims beneficial ownership of the Managed Shares.

By virtue of the Investment Management Agreement, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Rule (b) under the Act) with Brookfield and each person or entity that is listed as a reporting person on Amendment No. 10 to Schedule 13D filed by Brookfield on November 5, 2013 and any future amendments thereto, and any other persons or entity that is otherwise a member of a group that includes Brookfield (all such persons or entities, together with Brookfield, the “Brookfield Stockholders”). If the Reporting Persons are deemed part of such a group with the Brookfield Stockholders, each of the Reporting Persons would be deemed to beneficially own the shares of Common Stock beneficially owned by the Brookfield Stockholders and, as a result, the Reporting Persons (as well as the Brookfield Stockholders) would be deemed to beneficially own, in the aggregate, 395,989,203 shares of Common Stock (which includes 84,500,360 shares of Common Stock issuable upon exercise of the Warrants), representing approximately 39.8% of the outstanding Common Stock. Each of the Reporting Persons expressly disclaims that they are a member of a group with any of the Brookfield Stockholders and disclaims beneficial ownership of those shares of Common Stock held by any Brookfield Stockholder. The calculation of the percentage used in this paragraph is based on the sum of (i) 911,180,341 shares of Common Stock outstanding as of November 1, 2013, as reported on the Company’s Form 10-Q filed with the SEC on November 6, 2013, and (ii) 84,500,360 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 370023103	Page 6 of 11 Pages

To the best knowledge of the Reporting Persons, none of the Scheduled Persons owns any shares of Common Stock.

(c)	Except as disclosed in this Schedule 13D, including Schedule 3 to this Schedule 13D, neither of the Reporting Persons and, to the best of their knowledge, none of the Scheduled Persons has effected any transaction in the Common Stock during the past 60 days.
(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 and Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

1.      The Joint Filing Agreement, dated November 12, 2013, between the Abu Dhabi Investment Authority and Revere Holdings Limited.

2.      The Investment Management Agreement, dated October 31, 2013, between Revere and Brookfield Asset Management Private Institutional Capital Adviser US, LLC (incorporated herein by reference to Exhibit 32 to Amendment No. 10 to Schedule 13D filed by Brookfield Asset Management Inc. and certain of its affiliates, on November 5, 2013).

3.      Warrant Agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and General Growth Properties, Inc. (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by General Growth Properties, Inc. on November 12, 2010).

CUSIP No. 370023103	Page 7 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABU DHABI INVESTMENT AUTHORITY

/s/ Khaled Al Khoori By: Khaled Al Khoori Title: Authorized Signatory

/s/ Majed Al Romaithi By: Majed Al Romaithi Title: Authorized Signatory

REVERE HOLDINGS LIMITED

/s/ Khaled Al Khajeh By: Khaled Al Khajeh Title: Authorized Signatory
/s/ Thomas Arnold By: Thomas Arnold Title: Authorized Signatory

CUSIP No. 370023103	Page 8 of 11 Pages

SCHEDULE 1

Schedule 1 sets forth the Managing Director and the members of the Investment Committee of ADIA.

Name	Business Address	Present Principal Occupation	Citizenship
H.H. Sheikh Hamed bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Managing Director and Investment Committee Member	United Arab Emirates
H.H. Sheikh Mohammed bin Khalifa bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
H.E. Khalil Mohammed Sharif Foulathi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
H.E. Hamad Mohammed Al Hurr Al Suwaidi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Hareb Masood Hamad Rashed Al Darmaki	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Juma Khamis Mugheer Jaber Al Khaili	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Majed Salem Khalifa Rashed Al Romaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Obaid Murad Hassan Abdulla Alsuwaidi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Nasser Shotait Al Ketbi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Mohamed Darwish Mohamed Husain Alkhoori	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Salem Mohamed Helal Rashed Almazrouei	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Khalifa Matar Khalifa Qaroona Almheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates

CUSIP No. 370023103	Page 9 of 11 Pages

SCHEDULE 2

Schedule 2 sets forth the executive officers and the members of the board of directors of Revere.

Name	Business Address	Present Principal Occupation	Citizenship
Helal Suhail Hilal Rashid Al Mazrouei	Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman KY1-1107, Cayman Islands	Director/Senior Vice President	United Arab Emirates
Khaled Abdulla Neamat Mohamed Al Khoori	Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman KY1-1107, Cayman Islands	Director/Senior Vice President	United Arab Emirates
Khaled Mohamed Abdul Husain Al Khajeh	Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman KY1-1107, Cayman Islands	Director/Vice President	United Arab Emirates
Thomas Richard Arnold	Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman KY1-1107, Cayman Islands	Director/Vice President	United States
Hamad Shahwan Surour Shahwan AlDhaheri	Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman KY1-1107, Cayman Islands	Director/Vice President	United Arab Emirates
Khadem Mohamed Matar Mohamed AlRemeithi	Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman KY1-1107, Cayman Islands	Director/President/Managing Director	United Arab Emirates
Ralf Joachim Klann	Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman KY1-1107, Cayman Islands	Vice President	Germany
Donald James Howie	Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman KY1-1107, Cayman Islands	Vice President	United Kingdom
Joseph Higgins	Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman KY1-1107, Cayman Islands	Vice President	United Kingdom
Lucas Robert Platenburg	Zephyr House, 122 Mary Street, PO Box 709, Grand Cayman KY1-1107, Cayman Islands	Vice President	Netherlands

CUSIP No. 370023103	Page 10 of 11 Pages

SCHEDULE 3

Schedule 3 sets forth all transactions in the Common Stock effected by certain investment managers for the account of ADIA within the 60-day period ending October 31, 2013.

Date (MM/DD/YY)	Transaction Type	Price	Number of Shares
10/10/2013	Sell	19.93	3,983
09/24/2013	Buy	19.57	7,587
CUSIP No. 370023103	Page 11 of 11 Pages

INDEX TO EXHIBITS

Exhibit 1                  The Joint Filing Agreement, dated November 12, 2013, between the Abu Dhabi Investment Authority and Revere Holdings Limited.

Exhibit 2                  The Investment Management Agreement, dated October 31, 2013, between Revere and Brookfield Asset Management Private Institutional Capital Adviser US, LLC (incorporated herein by reference to Exhibit 32 to Amendment No. 10 to Schedule 13D filed by Brookfield Asset Management Inc. and certain of its affiliates, on November 5, 2013).

Exhibit 3                   Warrant Agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and General Growth Properties, Inc. (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by General Growth Properties, Inc. on November 12, 2010).